

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 30, 2009

Via U.S. Mail and Fax (615.890.0123)
Mr. Donald K. Daniel
Senior Vice President and Controller
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN 37130

> **RE: National HealthCare Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 30, 2009 and June 30, 2009**
> **File No. 001-13489**

Dear Mr. Daniel:

        We have reviewed your supplemental response letter dated October 22, 2009 as well as the above referenced filings and have the following comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements, page 51

Note 1 – Summary of Significant Accounting Policies, page 51

Other Revenues -, page 52

1.   We note your response to comment seven from our prior comment letter dated September 24, 2009. We continue to believe that dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments, interest income and other sources of income should be classified outside of operating revenues. In future filings, please revise your presentation in the statement of operations to show dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments and interest income as other income. Refer to Rule 5-03 of Regulation S-X.

<u>Definitive Proxy Statement Incorporated by Reference Into Part III</u>

<u>Compensation Discussion and Analysis, page 10</u>

<u>Cash Compensation, page 10</u>

2.   We note your response to prior comment 1 from our letter dated September 24, 2009. Please confirm that in future filings you will disclose the pretax earnings goal that must be met in order for the bonus pool to be calculated in the manner described in your response.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551.3273 or me at (202) 551-3815 with any other questions

Sincerely,

Larry M. Spirgel
Assistant Director